FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	**0000946812**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 27, 2004, Series 2004-HE1	**333-91334**

Name of Person Filing the Document
(If Other than the Registrant)

04006284

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By:
Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: January 27, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$465,750,000 (Approximate)

Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004- HE1

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

January 13, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$465,750,000 (Approximate)
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-HE1

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings
Class I-A-1	$52,675,000	Floating	[1.00]	0	23	[08/25/21]	Aaa / AAA
Class I-A-2	42,543,000	Floating	[3.90]	23	53	[02/25/34]	Aaa / AAA
Class II-A-1	135,438,000	Floating	[2.11]	0	75	[02/25/34]	Aaa / AAA
Class II-A-2	15,049,000	Floating	[2.11]	0	75	[02/25/34]	Aaa / AAA
Class III-A	150,545,000	Floating	[2.07]	0	75	[02/25/34]	Aaa/AAA
Class M-1	33,750,000	Floating	[4.58]	42	34	[02/25/34]	Aa2 / AA
Class M-2	27,000,000	Floating	[4.43]	39	37	[02/25/34]	A2 / A
Class M-3	8,750,000	Floating	[4.37]	39	37	[02/25/34]	A3 / A-
Class M-4	6,500,000	Floating	[4.35]	38	38	[02/25/34]	Baa1 / BBB+
Class M-5	7,250,000	Floating	[4.34]	38	38	[02/25/34]	Baa2 / BBB
Class M-6	6,250,000	Floating	[4.33]	37	39	[02/25/34]	Baa3 / BBB-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2, Class II-A and Class III-A Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Originators:	New Century Mortgage Corporation (36%); Encore Credit Corporation (20%); IndyMac Bank, F.S.B (20%); People's Choice Home Loans, Inc. (17%), and 2 others. For more information on the largest originators please see Exhibit I.
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	Wells Fargo Bank Minnesota, National Association.
Class III-A Insurer:	ACE Guaranty Corp.
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $396,250,000 senior floating-rate Certificates ("the Class A Certificates") and approximately $89,500,000 mezzanine floating-rate Certificates ("the Class M Certificates"; and together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class CE Certificates, Class P Certificates and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-Off Date, the Mortgage Loans consisted of approximately 3,352 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $500,000,000.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 587 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $120 million.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 1,443 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $190 million.
Group III Mortgage Loans:	The Group III Mortgage Loans consist of approximately 1,322 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $190 million.
Expected Pricing Date:	On or about January [13], 2004.
Closing Date:	On or about January [30], 2004.
Cut-off Date:	The close of business on January 1, 2004.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in February 2004.
Record Date:	The business day immediately preceding each Distribution Date.

Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the offered certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related distribution date occurs and ending on the 15th day of the month in which such distribution date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates and payment to the Class III-A Insurer of all amounts due it. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2 Certificates, Class II-A and Class III-A Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination
4. Policy with respect to the Class III-A Certificates.

Policy: On the closing date, the Class III-A Insurer will issue the financial guaranty insurance policy (the "Policy") in favor of the Trustee for the benefit of the Class III-A Certificate holders. The Policy will unconditionally and irrevocably guarantee (1) interest on the Class III-A Certificates at the applicable Pass-Through Rate, (2) any realized losses allocated to the Class III-A Certificates, and (3) amounts due on the Class III-A Certificates on the legal final payment date. The Policy is not cancelable for any reason.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of servicing fees and trustee fees).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.85% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.70% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $2,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Overcollateralization Increase Amount With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in February 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I, Group II or Group III Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [35.80]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I, Group II and Group III Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[17.90]%	[35.80]%
M-1	[11.15]%	[22.30]%
M-2	[5.75]%	[11.50]%
M-3	[4.00]%	[8.00]%
M-4	[2.70]%	[5.40]%
M-5	[1.25]%	[2.50]%
M-6	[2.85]%	[5.70]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
January 2007 through December 2007	[3.75]%
January 2008 through December 2008	[5.75]%
January 2009 through December 2009	[7.00]%
January 2010 through December 2010	[7.75]%
January 2011 and thereafter	[8.25]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, by the Class A Certificates on a pro rata basis, based on the amount of realized losses on the related Mortgage Loans: provided that any realized losses allocated to the Class III-A Certificates will be covered by the Policy. Additionally, any losses that would be allocated to the Class II-A Certificates will be allocated first to Class II-A-2 until such class is reduced to zero and then to Class II-A-1 Certificates.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class I-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class II-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class III-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group III Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period minus the premium, expressed as a rate, on the Policy.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the Certificate Principal Balance of the related Class A Certificates.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The related Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount:	If, on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.
Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and is payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The Class II-A and Class M Certificates will benefit from interest rate cap agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The interest rate cap agreements will not guarantee that any of the Class II-A and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class II-A Certificates will terminate after the Distribution Date in [January 2006]. The interest rate cap agreement for the Class M Certificates will terminate after the Distribution Date in [April 2007]. It is anticipated that the Yield Maintenance Agreement will include the following terms: - Class II-A Certificates Notional Balances: Strike Rate of 7.00% (capped at 9.25%) for months 1-24 - Class M Certificates Notional Balances: Strike Rate of 6.00% (capped at 7.50%) for months 1-39

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, concurrently to the holders of the Class I-A Certificates pro rata based on the amount of accrued interest payable to such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount concurrently to the holders of the Class II-A Certificates pro-rata based on the amount of accrued interest payable to such class, the Senior Interest Distribution Amount allocable to such Certificates and from the Group III Interest Remittance Amount, first, to the Class III-A Insurer, the premium due in connection with the Policy, and second, to the holders of the Class III-A Certificates, the Senior Interest Distribution Amount allocable to such Certificates.. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates; and

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I, Group II and Group III Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount sequentially to the holders of the Class I-A-1 and Class I-A-2 Certificates, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A or Class III-A Certificates (as described below), after taking into account the distribution of the Group II or Group III Principal Distribution Amount described in (ii) and (iii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A-1 and Class II-A-2 Certificates pro-rata, until the Certificate Principal Balances thereof have been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and the Class III-A Certificates, after taking into account the distribution of the Group I and Group III Principal Distribution Amount (as described in (i) above and (iii) below);

(iii) the Group III Principal Distribution Amount to the holders of the Class III-A Certificates, until the Certificate Principal Balances thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and the Class II-A Certificates, after taking into account the distribution of the Group I and Group II Principal Distribution Amount (as described in (i) and (ii)above);

(iv) to the holders of the Class M-1 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-5 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-6 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (vIii) above, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I, Group II and Group III Principal Distribution Amounts shall be distributed as follows:

(i) sequentially to the holders of the Class I-A Certificates, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class II-A and Class III-A Certificates (as described below), after taking into account the distribution of the Class II-A and Class III-A Principal Distribution Amounts described in (ii) and (iii) below;

(ii) to the holders of the Class II-A-1 and Class II-A-2 Certificates on a pro-rata basis, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and the Class II-A Certificates, after taking into account the Class I-A and Class III-A Principal Distribution Amount described in (i) above and (iii) below;

(iii) to the holders of the Class III-A Certificates, to the extent of the Class III-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) and the Class II-A Certificates, after taking into account the Class I-A and Class II-A Principal Distribution Amounts described in (i) and (ii) above;

(iv) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount, Group II Principal Distribution Amount and Group III Principal Distribution Amount;

(ii) from net monthly excess cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) from net monthly excess cashflow attributable to the Group III Interest Remittance Amount, to reimburse the Class III-A Insurer for any unreimbursed prior draws on the Policy;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, and Class M-6 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Offered Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(vi) to the holders of Offered Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vii) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans;(iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group III Principal Distribution Amount:

The Group III Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans;(iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group, and (v) the amount of any draw on the Policy required to be applied to the Class III-A Certificates for such Distribution Date.

Class I-A Principal Distribution Amount:

The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 64.20% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class II-A Principal Distribution Amount:

The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 64.20% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class III-A Principal Distribution Amount: The Class III-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class III-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 64.20% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 77.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class A-1 and Class A-2 Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	02/25/04	6.7117	6.7117	39	04/25/07	6.6264	8.3406
2	03/25/04	7.1753	7.1753	40	05/25/07	6.8499	8.6439
3	04/25/04	6.7132	6.7132	41	06/25/07	6.6314	8.3888
4	05/25/04	6.9378	6.9378	42	07/25/07	6.8549	8.7192
5	06/25/04	6.715	6.715	43	08/25/07	6.6363	8.4281
6	07/25/04	6.9399	6.9399	44	09/25/07	6.6387	8.4212
7	08/25/04	6.7172	6.7172	45	10/25/07	6.8625	8.7039
8	09/25/04	6.7185	6.7185	46	11/25/07	6.6436	8.4323
9	10/25/04	6.944	6.944	47	12/25/07	6.8675	8.7326
10	11/25/04	6.7216	6.7216	48	01/25/08	6.6484	8.497
11	12/25/04	6.9473	6.9473	49	02/25/08	6.6508	8.4866
12	01/25/05	6.7247	6.7247	50	03/25/08	7.112	9.0638
13	02/25/05	6.7263	6.7263	51	04/25/08	6.6556	8.4692
14	03/25/05	7.4487	7.4487	52	05/25/08	6.8799	8.759
15	04/25/05	6.7294	6.7294	53	06/25/08	6.6603	8.4912
16	05/25/05	6.9553	6.9553	54	07/25/08	6.8847	8.8023
17	06/25/05	6.7325	6.7325	55	08/25/08	6.665	8.5075
18	07/25/05	6.9585	6.9585	56	09/25/08	6.6673	8.4995
19	08/25/05	6.7368	6.7471	57	10/25/08	6.892	8.7738
20	09/25/05	6.7359	6.7725	58	11/25/08	6.672	8.495
21	10/25/05	6.9558	7.0312	59	12/25/08	6.8967	8.7876
22	11/25/05	6.6941	6.9489	60	01/25/09	6.6777	8.51
23	12/25/05	6.8738	7.6137	61	02/25/09	6.68	8.499
24	01/25/06	6.6011	7.6124	62	03/25/09	7.3982	9.3997
25	02/25/06	6.5961	7.619	63	04/25/09	6.6845	8.4792
26	03/25/06	7.3056	8.4419	64	05/25/09	6.9096	8.7654
27	04/25/06	6.6011	7.6291	65	06/25/09	6.689	8.4908
28	05/25/06	6.8237	7.9196	66	07/25/09	6.9142	8.7714
29	06/25/06	6.6061	7.9663	67	08/25/09	6.6934	8.4775
30	07/25/06	6.8289	8.285	68	09/25/09	6.6956	8.4665
31	08/25/06	6.6091	8.0147	69	10/25/09	6.9211	8.7375
32	09/25/06	6.6116	8.0176	70	11/25/09	6.7	8.4584
33	10/25/06	6.8321	8.2934	71	12/25/09	6.9255	8.7479
34	11/25/06	6.6173	8.0649	72	01/25/10	6.7043	8.463
35	12/25/06	6.8442	8.565	73	02/25/10	6.7064	8.452
36	01/25/07	6.619	8.3527	74	03/25/10	7.4273	9.3455
37	02/25/07	6.6215	8.3463	75	04/25/10	6.7107	8.4302
38	03/25/07	7.3337	9.2358	76	05/25/10	0.0000	8.7135

(1) Assumes 1-month LIBOR at 1.11%, 6-month LIBOR at 1.21%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	02/25/04	6.8104	8.3604	39	04/25/07	6.5914	10.2713
2	03/25/04	7.2806	8.7306	40	05/25/07	6.8132	9.0395
3	04/25/04	6.8114	8.3614	41	06/25/07	6.5955	8.8246
4	05/25/04	7.0391	8.5391	42	07/25/07	6.8175	9.2075
5	06/25/04	6.8132	8.3644	43	08/25/07	6.5996	8.9034
6	07/25/04	7.0411	8.5423	44	09/25/07	6.6017	8.8977
7	08/25/04	6.8148	8.366	45	10/25/07	6.8238	9.1932
8	09/25/04	6.8157	8.3669	46	11/25/07	6.6058	8.916
9	10/25/04	7.0439	8.5451	47	12/25/07	6.8281	9.2873
10	11/25/04	6.8177	8.3688	48	01/25/08	6.6099	9.0361
11	12/25/04	7.0459	8.5478	49	02/25/08	6.612	9.028
12	01/25/05	6.8191	8.372	50	03/25/08	7.0702	9.643
13	02/25/05	6.82	8.3728	51	04/25/08	6.6162	9.0136
14	03/25/05	7.5516	8.9548	52	05/25/08	6.8389	9.3317
15	04/25/05	6.8217	8.3748	53	06/25/08	6.6203	9.0942
16	05/25/05	7.05	8.5531	54	07/25/08	6.8432	9.4387
17	06/25/05	6.8238	8.379	55	08/25/08	6.6245	9.1253
18	07/25/05	7.0527	8.562	56	09/25/08	6.6266	9.1165
19	08/25/05	6.8257	8.3956	57	10/25/08	6.8497	9.4124
20	09/25/05	6.8247	8.415	58	11/25/08	6.6308	9.1286
21	10/25/05	7.0439	8.6459	59	12/25/08	6.854	9.4927
22	11/25/05	6.7674	8.6768	60	01/25/09	6.635	9.2197
23	12/25/05	6.8894	9.4486	61	02/25/09	6.6371	9.2096
24	01/25/06	6.5678	9.6588	62	03/25/09	7.3506	10.1856
25	02/25/06	6.5679	9.6599	63	04/25/09	6.6413	9.19
26	03/25/06	7.2737	10.3818	64	05/25/09	6.8649	9.5111
27	04/25/06	6.5718	9.6741	65	06/25/09	6.6455	9.2595
28	05/25/06	6.7929	9.9283	66	07/25/09	6.8692	9.5975
29	06/25/06	6.5757	9.8522	67	08/25/09	6.6497	9.2771
30	07/25/06	6.797	10.1862	68	09/25/09	6.6518	9.2662
31	08/25/06	6.5806	9.9558	69	10/25/09	6.8757	9.5639
32	09/25/06	6.5831	9.9601	70	11/25/09	6.656	9.2575
33	10/25/06	6.8058	10.2069	71	12/25/09	6.88	9.6206
34	11/25/06	6.5891	10.0118	72	01/25/10	6.6602	9.3132
35	12/25/06	6.8071	10.3942	73	02/25/10	6.6623	9.3018
36	01/25/07	6.5851	10.2679	74	03/25/10	7.3784	10.2858
37	02/25/07	6.5873	10.2646	75	04/25/10	6.6664	9.2791
38	03/25/07	7.2953	11.0465	76	05/25/10	0.0000	9.589

(1) Assumes 1-month LIBOR at 1.11%, 6-month LIBOR at 1.21%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	Excess Spread (1)	Excess Spread (2)	Period	Distribution Date	Excess Spread (1)	Excess Spread (2)
1	02/25/04	5.6276	5.6276	39	04/25/07	4.8363	3.4732
2	03/25/04	5.4751	5.4657	40	05/25/07	4.9275	3.6253
3	04/25/04	5.3668	5.3292	41	06/25/07	4.8867	3.5075
4	05/25/04	5.4179	5.3716	42	07/25/07	4.9703	3.6892
5	06/25/04	5.3622	5.2995	43	08/25/07	4.9295	3.4878
6	07/25/04	5.4126	5.3295	44	09/25/07	4.936	3.4426
7	08/25/04	5.3549	5.2345	45	10/25/07	5.0029	3.5708
8	09/25/04	5.3504	5.1807	46	11/25/07	4.9493	3.3879
9	10/25/04	5.3994	5.1731	47	12/25/07	5.0162	3.58
10	11/25/04	5.3391	5.0252	48	01/25/08	4.9632	3.4148
11	12/25/04	5.387	4.9905	49	02/25/08	4.9688	3.3824
12	01/25/05	5.3245	4.806	50	03/25/08	5.0902	3.6919
13	02/25/05	5.3168	4.6782	51	04/25/08	4.9727	3.317
14	03/25/05	5.4756	4.7821	52	05/25/08	5.0343	3.472
15	04/25/05	5.3006	4.3985	53	06/25/08	4.9765	3.3177
16	05/25/05	5.3483	4.343	54	07/25/08	5.0382	3.4848
17	06/25/05	5.2837	4.1093	55	08/25/08	4.9803	3.2788
18	07/25/05	5.3319	4.0675	56	09/25/08	4.9822	3.2442
19	08/25/05	5.2652	3.8343	57	10/25/08	5.044	3.3859
20	09/25/05	5.2534	3.7098	58	11/25/08	4.9861	3.1965
21	10/25/05	5.292	3.7203	59	12/25/08	5.0478	3.3841
22	11/25/05	5.1717	3.6581	60	01/25/09	4.9898	3.2048
23	12/25/05	5.115	4.2174	61	02/25/09	4.9917	3.1673
24	01/25/06	4.9436	4.2831	62	03/25/09	5.1732	3.6784
25	02/25/06	4.9347	4.1822	63	04/25/09	4.9955	3.0961
26	03/25/06	5.1064	4.4789	64	05/25/09	5.0572	3.257
27	04/25/06	4.92	4.0077	65	06/25/09	4.9992	3.0844
28	05/25/06	4.9724	4.091	66	07/25/09	5.061	3.261
29	06/25/06	4.904	3.9683	67	08/25/09	5.0029	3.0451
30	07/25/06	4.9565	4.1027	68	09/25/09	5.0048	3.0139
31	08/25/06	4.8877	3.8854	69	10/25/09	5.0666	3.1711
32	09/25/06	4.8791	3.8124	70	11/25/09	5.0085	2.9703
33	10/25/06	4.9329	3.8952	71	12/25/09	5.0702	3.1654
34	11/25/06	4.8619	3.7056	72	01/25/10	5.0121	2.9728
35	12/25/06	4.9108	3.8963	73	02/25/10	5.0139	2.9463
36	01/25/07	4.8328	3.7436	74	03/25/10	5.1957	3.4907
37	02/25/07	4.8219	3.67	75	04/25/10	5.0175	2.8963
38	03/25/07	4.9797	3.9737	76	05/25/10	0.0000	3.0721

(1) Assumes 1-month LIBOR at 1.11%, 6-month LIBOR at 1.21%, and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS
Data as of 12/01/03

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$510,991,907		
Number of Loans	3,352		
Average Current Loan Balance	$152,444	$15,000	$700,000
(1) Original Combined Loan-to-Value Ratio	80.21%	18.52%	100.00%
(1) Mortgage Rate	7.5374%	5.2500%	12.5000%
(1) Net Mortgage Rate	7.0374%	4.7500%	12.0000%
(1) (3) Note Margin	5.8410%	2.5000%	9.7500%
(1) (3) Maximum Mortgage Rate	13.9875%	7.7450%	18.1900%
(1) (3) Minimum Mortgage Rate	7.1764%	5.2500%	11.875%
(1) (3) Term to Next Rate Adjustment Rate (months)	23	4	59
(1) Remaining Term to Stated Maturity (months)	344	114	360
(1) (2) Credit Score	609	491	813

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	70.18%
	Fixed Rate	29.82%
Lien	First	96.75%
	Second	3.25%
Property Type	Two- to four- family units	7.83%
	Condo Low-Rise (less than 5 stories)	6.25%
	Planned Unit Developments (attached)	8.57%
	Single-family detached	77.01%
	Townhouse	0.34%
Geographic Distribution	California	39.50%
	Florida	6.56%
	Illinois	5.49%
	New York	4.53%
	Georgia	4.06%
	Texas	3.34%
Number of States (including DC)	49	
Documentation Type	Full/Alternative	57.30%
	Limited	9.09%
	No Income/No Asset	0.02%
	No Ratio	0.56%
	Stated Income	32.24%
	Stated Income/Stated Asset	0.79%
Loans with Prepayment Penalties		76.50%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
480 - 499	1	279,200	0.05	279,200	80.00
500 - 519	141	17,955,926	3.51	127,347	73.83
520 - 539	304	42,501,774	8.32	139,808	73.94
540 - 559	355	51,591,956	10.10	145,329	77.02
560 - 579	349	56,385,142	11.03	161,562	78.76
580 - 599	402	57,071,970	11.17	141,970	81.19
600 - 619	455	73,204,833	14.33	160,890	81.24
620 - 639	424	65,284,319	12.78	153,972	83.09
640 - 659	347	54,482,580	10.66	157,010	83.93
660 - 679	259	37,553,873	7.35	144,996	82.56
680 - 699	130	21,640,855	4.24	166,468	82.45
700 - 719	72	12,153,376	2.38	168,797	82.48
720 - 739	44	7,780,478	1.52	176,829	81.13
740 - 759	43	7,457,770	1.46	173,437	76.03
760 - 779	15	3,482,488	0.68	232,166	76.93
780 - 799	8	1,674,005	0.33	209,251	70.49
800 - 819	3	491,363	0.10	163,788	63.03
TOTAL:	3,352	510,991,907	100.00	152,444	80.21

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	18	3,145,335	0.62	174,741	662	64.72
5.00% - 9.99%	7	1,501,116	0.29	214,445	608	84.29
10.00% - 14.99%	24	2,744,491	0.54	114,354	619	77.71
15.00% - 19.99%	82	8,801,859	1.72	107,340	612	73.74
20.00% - 24.99%	190	25,866,087	5.06	136,137	610	78.04
25.00% - 29.99%	302	41,351,437	8.09	136,925	613	78.49
30.00% - 34.99%	432	62,409,456	12.21	144,466	612	78.46
35.00% - 39.99%	505	78,274,546	15.32	154,999	608	79.97
40.00% - 44.99%	658	103,930,476	20.34	157,949	611	81.93
45.00% - 49.99%	886	139,527,980	27.31	157,481	609	82.74
50.00% - 54.99%	240	42,099,205	8.24	175,413	594	76.70
55.00% - 59.99%	8	1,339,919	0.26	167,490	629	62.64
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	1,266	77,559,467	15.18	61,263	602	81.35
$100,001 - $200,000	1,244	181,668,485	35.55	146,036	601	79.31
$200,001 - $300,000	523	128,278,681	25.10	245,275	607	81.20
$300,001 - $400,000	212	73,116,063	14.31	344,887	621	80.90
$400,001 - $500,000	90	40,594,048	7.94	451,045	633	79.29
$500,001 - $600,000	13	7,085,163	1.39	545,013	654	74.55
$600,001 - $700,000	4	2,690,000	0.53	672,500	622	70.49
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	6	1,617,949	0.32	269,658	664	75.76
5.0000% - 5.4999%	100	22,976,527	4.50	229,765	661	75.21
5.5000% - 5.9999%	216	46,000,457	9.00	212,965	640	76.14
6.0000% - 6.4999%	590	119,849,699	23.45	203,135	624	78.54
6.5000% - 6.9999%	460	84,609,263	16.56	183,933	605	80.07
7.0000% - 7.4999%	601	99,169,661	19.41	165,008	599	81.64
7.5000% - 7.9999%	366	51,510,054	10.08	140,738	584	81.48
8.0000% - 8.4999%	317	40,808,561	7.99	128,734	583	82.71
8.5000% - 8.9999%	138	13,655,911	2.67	98,956	573	80.65
9.0000% - 9.4999%	169	11,349,311	2.22	67,156	595	81.37
9.5000% - 9.9999%	188	8,591,588	1.68	45,700	597	91.28
10.0000% - 10.4999%	132	6,793,175	1.33	51,463	626	90.68
10.5000% - 10.9999%	26	1,483,928	0.29	57,074	604	88.16
11.0000% - 11.4999%	35	2,102,488	0.41	60,071	603	85.97
11.5000% - 11.9999%	6	285,366	0.06	47,561	594	93.75
12.0000% - 12.4999%	2	187,970	0.04	93,985	507	66.20
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	6	1,617,949	0.32	269,658	664	75.76
5.5000% - 5.9999%	100	22,976,527	4.50	229,765	661	75.21
6.0000% - 6.4999%	216	46,000,457	9.00	212,965	640	76.14
6.5000% - 6.9999%	590	119,849,699	23.45	203,135	624	78.54
7.0000% - 7.4999%	460	84,609,263	16.56	183,933	605	80.07
7.5000% - 7.9999%	601	99,169,661	19.41	165,008	599	81.64
8.0000% - 8.4999%	366	51,510,054	10.08	140,738	584	81.48
8.5000% - 8.9999%	317	40,808,561	7.99	128,734	583	82.71
9.0000% - 9.4999%	138	13,655,911	2.67	98,956	573	80.65
9.5000% - 9.9999%	169	11,349,311	2.22	67,156	595	81.37
10.0000% - 10.4999%	188	8,591,588	1.68	45,700	597	91.28
10.5000% - 10.9999%	132	6,793,175	1.33	51,463	626	90.68
11.0000% - 11.4999%	26	1,483,928	0.29	57,074	604	88.16
11.5000% - 11.9999%	35	2,102,488	0.41	60,071	603	85.97
12.0000% - 12.4999%	6	285,366	0.06	47,561	594	93.75
12.5000% - 12.9999%	2	187,970	0.04	93,985	507	66.20
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.00% - 19.99%	3	0.02	118,033	39,344	579
20.00% - 24.99%	3	0.08	424,868	141,623	551
25.00% - 29.99%	8	0.13	681,222	85,153	569
30.00% - 34.99%	13	0.19	973,178	74,860	591
35.00% - 39.99%	23	0.44	2,229,868	96,951	631
40.00% - 44.99%	30	0.63	3,198,875	106,629	576
45.00% - 49.99%	49	1.33	6,798,774	138,750	601
50.00% - 54.99%	50	1.46	7,484,312	149,686	605
55.00% - 59.99%	72	2.15	10,968,912	152,346	604
60.00% - 64.99%	121	3.76	19,209,380	158,755	594
65.00% - 69.99%	151	4.82	24,639,888	163,178	593
70.00% - 74.99%	223	7.91	40,438,113	181,337	591
75.00% - 79.99%	343	11.47	58,618,442	170,899	597
80.00% - 84.99%	723	24.50	125,193,547	173,158	616
85.00% - 89.99%	431	13.83	70,650,981	163,923	601
90.00% - 94.99%	581	19.68	100,551,010	173,065	620
95.00% - 99.99%	124	3.19	16,314,555	131,569	636
100.00% - 104.99%	404	4.40	22,497,951	55,688	639
TOTAL:	3,352	100.00	510,991,907	152,444	609

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	973	201,851,862	39.50	207,453	613	78.77
Florida	266	33,526,355	6.56	126,039	609	82.58
Illinois	189	28,065,880	5.49	148,497	607	79.98
New York	100	23,142,604	4.53	231,426	606	77.36
Georgia	149	20,747,200	4.06	139,243	631	86.38
Texas	175	17,047,610	3.34	97,415	604	80.97
Other[1]	1500	186,610,396	36.52	124,407	603	80.96
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	1,001	128,809,415	25.21	128,681	638	85.96
Equity Refinance	2,072	337,439,155	66.04	162,857	596	78.04
Rate/Term Refinance	279	44,743,337	8.76	160,370	623	80.01
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	2,074	292,810,306	57.30	141,181	598	80.25
Limited	236	46,445,189	9.09	196,802	628	75.42
No Income/No Asset	1	99,118	0.02	99,118	612	32.26
No Ratio	14	2,840,842	0.56	202,917	670	66.87
Stated Income	999	164,765,560	32.24	164,930	622	81.62
Stated Income/Stated Asset	28	4,030,893	0.79	143,960	639	85.45
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	255	32,540,198	6.37	127,609	641	79.79
Primary Residence	3,079	475,739,859	93.10	154,511	607	80.25
Second/Vacation	18	2,711,850	0.53	150,658	698	78.19
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	202	40,008,049	7.83	198,060	628	79.26
Condo Low-Rise (less than 5 stories)	240	31,929,819	6.25	133,041	615	81.21
Planned Unit Developments (attached)	282	43,800,663	8.57	155,322	601	82.29
Single-family detached	2,617	393,504,677	77.01	150,365	608	80.04
Townhouse	11	1,748,700	0.34	158,973	609	68.18
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	945	120,074,083	23.50	127,063	615	80.13
12 Months	173	35,165,882	6.88	203,271	614	79.36
24 Months	1,553	260,488,812	50.98	167,733	604	81.35
36 Months	677	94,832,595	18.56	140,078	614	77.49
60 Months	4	430,535	0.08	107,634	651	81.43
TOTAL:	3,352	510,991,907	100.00	152,444	609	80.21

GROUP I: MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$122,789,301		
Number of Loans	587		
Average Current Loan Balance	$209,181	$19,991	$700,000
(1) Original Combined Loan-to-Value Ratio	79.81%	18.52%	100.00%
(1) Mortgage Rate	7.4354%	5.3500%	12.5000%
(1) Net Mortgage Rate	6.9354 %	4.8500%	12.0000%
(1) (3) Note Margin	5.6664%	2.5000%	8.9900%
(1) (3) Maximum Mortgage Rate	13.9875%	7.7450%	15.9900%
(1) (3) Minimum Mortgage Rate	6.7927%	2.5000%	9.2400%
(1) (3) Term to Next Rate Adjustment Rate (months)	23	18	59
(1) Remaining Term to Stated Maturity (months)	331	118	360
(1) (2) Credit Score	625	500	788

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	49.17%
	Fixed Rate	50.83%
Lien	First	95.33%
	Second	4.67%
Property Type	Two- to four- family units	2.88%
	Condo Low-Rise (less than 5 stories)	4.43%
	Planned Unit Developments (attached)	10.02%
	Single-family detached	82.20%
	Townhouse	0.48%
Geographic Distribution	California	43.43%
	New York	6.99%
	Georgia	4.45%
	Florida	4.38%
	Texas	3.77%
	Illinois	3.27%
Number of States (including DC)	46	
Documentation Type	Full/Alternative	50.74%
	Limited	14.93%
	No Ratio	1.89%
	Stated Income	30.79%
	Stated Income/Stated Asset	1.66%
Loans with Prepayment Penalties		71.42%

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	15	1,781,711	1.45	118,781	66.30
520 - 539	27	5,196,396	4.23	192,459	75.66
540 - 559	42	6,929,880	5.64	164,997	75.10
560 - 579	60	12,665,558	10.31	211,093	77.58
580 - 599	64	11,761,527	9.58	183,774	81.23
600 - 619	105	22,205,681	18.08	211,483	80.34
620 - 639	86	17,236,574	14.04	200,425	81.89
640 - 659	69	15,144,548	12.33	219,486	82.86
660 - 679	57	12,553,193	10.22	220,231	82.04
680 - 699	19	4,628,836	3.77	243,623	79.87
700 - 719	15	4,027,114	3.28	268,474	81.24
720 - 739	12	3,615,169	2.94	301,264	81.30
740 - 759	7	1,866,730	1.52	266,676	67.19
760 - 779	7	2,251,621	1.83	321,660	77.42
780 - 799	2	924,763	0.75	462,382	64.79
TOTAL:	587	122,789,301	100.00	209,181	79.81

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	9	2,315,155	1.89	257,239	684	67.98
5.00% - 9.99%	3	1,093,513	0.89	364,504	606	89.42
10.00% - 14.99%	6	295,753	0.24	49,292	559	68.07
15.00% - 19.99%	15	2,365,793	1.93	157,720	642	66.15
20.00% - 24.99%	43	7,043,081	5.74	163,793	628	75.20
25.00% - 29.99%	69	12,276,934	10.00	177,927	633	75.69
30.00% - 34.99%	71	13,945,726	11.36	196,419	639	75.52
35.00% - 39.99%	80	19,497,997	15.88	243,725	627	80.58
40.00% - 44.99%	106	23,013,369	18.74	217,107	621	83.25
45.00% - 49.99%	151	31,942,540	26.01	211,540	620	84.51
50.00% - 54.99%	34	8,999,438	7.33	264,689	600	74.47
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	250	15,410,135	12.55	61,641	612	83.78
$100,001 - $200,000	107	14,921,554	12.15	139,454	613	79.88
$200,001 - $300,000	20	5,069,916	4.13	253,496	611	81.10
$300,001 - $400,000	111	40,517,711	33.00	365,024	627	80.20
$400,001 - $500,000	82	37,094,821	30.21	452,376	630	79.22
$500,001 - $600,000	13	7,085,163	5.77	545,013	654	74.55
$600,001 - $700,000	4	2,690,000	2.19	672,500	622	70.49
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	1	567,111	0.46	567,111	630	75.00
5.0000% - 5.4999%	19	7,030,932	5.73	370,049	676	74.70
5.5000% - 5.9999%	38	13,096,498	10.67	344,645	666	73.28
6.0000% - 6.4999%	100	33,102,587	26.96	331,026	637	78.13
6.5000% - 6.9999%	76	21,442,704	17.46	282,141	610	79.61
7.0000% - 7.4999%	75	19,770,664	16.10	263,609	608	82.52
7.5000% - 7.9999%	56	8,958,057	7.30	159,965	591	81.90
8.0000% - 8.4999%	56	7,277,829	5.93	129,961	596	82.28
8.5000% - 8.9999%	36	2,907,375	2.37	80,760	591	81.09
9.0000% - 9.4999%	35	2,839,605	2.31	81,132	617	81.55
9.5000% - 9.9999%	48	2,584,900	2.11	53,852	606	92.81
10.0000% - 10.4999%	28	1,825,711	1.49	65,204	656	97.42
10.5000% - 10.9999%	6	463,774	0.38	77,296	630	100.00
11.0000% - 11.4999%	10	702,163	0.57	70,216	650	96.35
11.5000% - 11.9999%	2	120,251	0.10	60,125	562	85.18
12.0000% - 12.4999%	1	99,140	0.08	99,140	508	62.79
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

Mortgage Rates of Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	1	567,111	0.46	567,111	630	75.00
5.5000% - 5.9999%	19	7,030,932	5.73	370,049	676	74.70
6.0000% - 6.4999%	38	13,096,498	10.67	344,645	666	73.28
6.5000% - 6.9999%	100	33,102,587	26.96	331,026	637	78.13
7.0000% - 7.4999%	76	21,442,704	17.46	282,141	610	79.61
7.5000% - 7.9999%	75	19,770,664	16.10	263,609	608	82.52
8.0000% - 8.4999%	56	8,958,057	7.30	159,965	591	81.90
8.5000% - 8.9999%	56	7,277,829	5.93	129,961	596	82.28
9.0000% - 9.4999%	36	2,907,375	2.37	80,760	591	81.09
9.5000% - 9.9999%	35	2,839,605	2.31	81,132	617	81.55
10.0000% - 10.4999%	48	2,584,900	2.11	53,852	606	92.81
10.5000% - 10.9999%	28	1,825,711	1.49	65,204	656	97.42
11.0000% - 11.4999%	6	463,774	0.38	77,296	630	100.00
11.5000% - 11.9999%	10	702,163	0.57	70,216	650	96.35
12.0000% - 12.4999%	2	120,251	0.10	60,125	562	85.18
12.5000% - 12.9999%	1	99,140	0.08	99,140	508	62.79
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.00% - 19.99%	1	0.02	29,790	29,790	696
25.00% - 29.99%	3	0.11	140,862	46,954	575
30.00% - 34.99%	2	0.05	58,365	29,182	625
35.00% - 39.99%	2	0.35	426,997	213,498	724
40.00% - 44.99%	3	0.22	272,026	90,675	554
45.00% - 49.99%	9	1.56	1,919,824	213,314	637
50.00% - 54.99%	10	1.97	2,417,865	241,787	625
55.00% - 59.99%	15	2.40	2,943,473	196,232	621
60.00% - 64.99%	33	4.76	5,846,063	177,153	596
65.00% - 69.99%	30	6.11	7,504,876	250,163	633
70.00% - 74.99%	36	7.61	9,339,791	259,439	614
75.00% - 79.99%	61	12.51	15,364,987	251,885	622
80.00% - 84.99%	116	24.22	29,737,811	256,360	633
85.00% - 89.99%	66	12.53	15,382,633	233,070	609
90.00% - 94.99%	80	16.96	20,824,452	260,306	627
95.00% - 99.99%	24	2.62	3,215,367	133,974	647
100.00% - 104.99%	96	6.00	7,364,122	76,710	646
TOTAL:	587	100.00	122,789,301	209,181	625

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	170	53,326,927	43.43	313,688	630	79.93
New York	32	8,580,637	6.99	268,145	621	78.66
Georgia	30	5,460,609	4.45	182,020	647	81.59
Florida	27	5,376,350	4.38	199,124	629	81.56
Texas	35	4,624,515	3.77	132,129	632	81.98
Illinois	19	4,019,619	3.27	211,559	614	76.24
Other(1)	274	41,400,643	33.70	151,097	616	79.55
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	175	32,281,323	26.29	184,465	646	85.76
Equity Refinance	357	76,621,641	62.40	214,626	608	78.09
Rate/Term Refinance	55	13,886,337	11.31	252,479	669	75.52
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	355	62,301,232	50.74	175,496	615	79.58
Limited	63	18,327,558	14.93	290,914	644	75.75
No Ratio	9	2,315,155	1.89	257,239	684	67.98
Stated Income	147	37,808,011	30.79	257,197	628	82.67
Stated Income/Stated Asset	13	2,037,345	1.66	156,719	652	83.99
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	36	4,723,788	3.85	131,216	651	80.59
Primary Residence	545	116,403,716	94.80	213,585	623	79.77
Second/Vacation	6	1,661,796	1.35	276,966	727	80.72
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	18	3,531,831	2.88	196,213	652	70.44
Condo Low-Rise (less than 5 stories)	26	5,434,637	4.43	209,025	628	81.33
Planned Unit Developments (attached)	51	12,301,844	10.02	241,213	611	82.26
Single-family detached	489	100,937,386	82.20	206,416	626	79.88
Townhouse	3	583,603	0.48	194,534	615	59.56
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	196	35,089,076	28.58	179,026	647	77.59
12 Months	46	12,297,001	10.01	267,326	612	77.81
24 Months	138	44,778,269	36.47	324,480	619	83.67
36 Months	205	30,470,555	24.82	148,637	614	77.52
60 Months	2	154,400	0.13	77,200	630	79.68
TOTAL:	587	122,789,301	100.00	209,181	625	79.81

GROUP II: MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$194,063,762		
Number of Loans	1,443		
Average Current Loan Balance	$134,486	$15,000	$496,000
(1) Original Combined Loan-to-Value Ratio	80.02%	19.29%	100.00%
(1) Mortgage Rate	7.5666%	5.2500%	12.2500%
(1) Net Mortgage Rate	7.0666%	4.7500%	11.7500%
(1) (3) Note Margin	5.8452%	5.2500%	7.5000%
(1) (3) Maximum Mortgage Rate	14.0824%	11.5000%	17.8500%
(1) (3) Minimum Mortgage Rate	7.41932%	5.2500%	11.8500%
(1) (3) Term to Next Rate Adjustment Rate (months)	22	18	59
(1) Remaining Term to Stated Maturity (months)	344	114	359
(1) (2) Credit Score	609	500	806

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	73.61%
	Fixed Rate	26.39%
Lien	First	95.44%
	Second	4.56%
Property Type	Two- to four- family units	10.20%
	Condo Low-Rise (less than 5 stories)	5.76%
	Planned Unit Developments (attached)	9.04%
	Single-family detached	75.00%
Geographic Distribution	California	41.08%
	Florida	6.74%
	Illinois	4.81%
	Texas	4.45%
	New York	4.12%
	New Jersey	3.08%
Number of States (including DC)	46	
Documentation Type	Full/Alternative	58.84%
	Limited	6.14%
	No Income/No Asset	0.05%
	No Ratio	0.08%
	Stated Income	34.89%
Loans with Prepayment Penalties		78.55%

Credit Score Distribution of Group II Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	83	10,572,024	5.45	127,374	76.00
520 - 539	121	15,310,550	7.89	126,533	71.21
540 - 559	147	19,795,987	10.20	134,667	77.75
560 - 579	135	21,843,018	11.26	161,800	78.13
580 - 599	157	19,203,623	9.90	122,316	80.62
600 - 619	179	24,488,746	12.62	136,809	79.54
620 - 639	184	24,457,439	12.60	132,921	83.89
640 - 659	151	20,822,000	10.73	137,894	84.17
660 - 679	119	13,903,186	7.16	116,834	82.56
680 - 699	81	11,757,784	6.06	145,158	81.98
700 - 719	34	5,024,380	2.59	147,776	83.03
720 - 739	20	2,166,216	1.12	108,311	85.30
740 - 759	24	3,450,781	1.78	143,783	81.01
760 - 779	4	691,000	0.36	172,750	74.92
780 - 799	3	410,200	0.21	136,733	80.92
800 - 819	1	166,827	0.09	166,827	61.17
TOTAL:	1,443	194,063,762	100.00	134,486	80.02

Debt-to-Income Ratios of Group II Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	5	458,303	0.24	91,661	616	56.48
5.00% - 9.99%	2	229,644	0.12	114,822	646	76.64
10.00% - 14.99%	10	1,360,554	0.70	136,055	664	79.79
15.00% - 19.99%	36	2,899,840	1.49	80,551	598	79.88
20.00% - 24.99%	75	9,587,225	4.94	127,830	613	79.39
25.00% - 29.99%	121	13,639,952	7.03	112,727	615	78.90
30.00% - 34.99%	167	22,560,616	11.63	135,094	611	78.68
35.00% - 39.99%	223	29,112,689	15.00	130,550	602	78.79
40.00% - 44.99%	301	41,338,301	21.30	137,337	610	80.79
45.00% - 49.99%	387	54,440,342	28.05	140,673	610	82.16
50.00% - 54.99%	110	17,455,596	8.99	158,687	598	77.94
55.00% - 59.99%	6	980,698	0.51	163,450	622	65.36
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

Original Mortgage Loan Principal Balances of Group II Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	618	35,091,000	18.08	56,782	605	81.45
$100,001 - $200,000	505	74,543,907	38.41	147,612	601	78.77
$200,001 - $300,000	255	62,475,404	32.19	245,002	615	80.60
$300,001 - $400,000	58	18,873,913	9.73	325,412	613	80.25
$400,001 - $500,000	7	3,079,539	1.59	439,934	671	80.68
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

Net Mortgage Rates of Group II Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	3	683,782	0.35	227,927	701	74.11
5.0000% - 5.4999%	32	6,544,861	3.37	204,527	655	76.36
5.5000% - 5.9999%	77	15,901,540	8.19	206,514	636	78.57
6.0000% - 6.4999%	251	46,720,207	24.07	186,136	624	78.06
6.5000% - 6.9999%	181	28,892,756	14.89	159,628	609	79.12
7.0000% - 7.4999%	310	46,804,820	24.12	150,983	598	80.65
7.5000% - 7.9999%	134	17,920,706	9.23	133,737	584	79.96
8.0000% - 8.4999%	109	13,176,070	6.79	120,881	574	80.05
8.5000% - 8.9999%	36	3,744,620	1.93	104,017	565	80.28
9.0000% - 9.4999%	95	4,810,584	2.48	50,638	605	85.24
9.5000% - 9.9999%	97	3,944,709	2.03	40,667	592	91.62
10.0000% - 10.4999%	81	3,272,970	1.69	40,407	638	94.46
10.5000% - 10.9999%	14	587,796	0.30	41,985	618	92.05
11.0000% - 11.4999%	19	893,225	0.46	47,012	607	90.82
11.5000% - 11.9999%	4	165,115	0.09	41,279	618	100.00
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

Mortgage Rates of Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	3	683,782	0.35	227,927	701	74.11
5.5000% - 5.9999%	32	6,544,861	3.37	204,527	655	76.36
6.0000% - 6.4999%	77	15,901,540	8.19	206,514	636	78.57
6.5000% - 6.9999%	251	46,720,207	24.07	186,136	624	78.06
7.0000% - 7.4999%	181	28,892,756	14.89	159,628	609	79.12
7.5000% - 7.9999%	310	46,804,820	24.12	150,983	598	80.65
8.0000% - 8.4999%	134	17,920,706	9.23	133,737	584	79.96
8.5000% - 8.9999%	109	13,176,070	6.79	120,881	574	80.05
9.0000% - 9.4999%	36	3,744,620	1.93	104,017	565	80.28
9.5000% - 9.9999%	95	4,810,584	2.48	50,638	605	85.24
10.0000% - 10.4999%	97	3,944,709	2.03	40,667	592	91.62
10.5000% - 10.9999%	81	3,272,970	1.69	40,407	638	94.46
11.0000% - 11.4999%	14	587,796	0.30	41,985	618	92.05
11.5000% - 11.9999%	19	893,225	0.46	47,012	607	90.82
12.0000% - 12.4999%	4	165,115	0.09	41,279	618	100.00
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

Original Combined Loan-to-Value Ratios of Group II Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.00% - 19.99%	1	0.03	67,467	67,467	541
20.00% - 24.99%	3	0.22	424,868	141,623	551
25.00% - 29.99%	1	0.02	41,941	41,941	695
30.00% - 34.99%	7	0.26	512,399	73,200	578
35.00% - 39.99%	12	0.48	937,895	78,158	609
40.00% - 44.99%	13	0.77	1,492,505	114,808	557
45.00% - 49.99%	20	1.32	2,562,930	128,147	601
50.00% - 54.99%	18	1.16	2,252,652	125,147	602
55.00% - 59.99%	33	2.40	4,660,085	141,215	596
60.00% - 64.99%	47	3.70	7,181,070	152,789	599
65.00% - 69.99%	66	4.51	8,751,807	132,603	574
70.00% - 74.99%	86	7.35	14,267,130	165,897	583
75.00% - 79.99%	150	11.49	22,298,526	148,657	593
80.00% - 84.99%	323	26.91	52,219,930	161,672	614
85.00% - 89.99%	146	11.07	21,482,863	147,143	611
90.00% - 94.99%	267	22.49	43,653,921	163,498	622
95.00% - 99.99%	33	1.70	3,292,201	99,764	645
100.00% - 104.99%	217	4.10	7,963,571	36,698	643
TOTAL:	1,443	100.00	194,063,762	134,486	609

Geographic Distribution of Mortgaged Properties of Group II Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	440	79,714,391	41.08	181,169	611	78.37
Florida	121	13,080,316	6.74	108,102	607	81.22
Illinois	74	9,336,214	4.81	126,165	615	79.88
Texas	97	8,638,879	4.45	89,061	595	78.73
New York	34	8,004,631	4.12	235,430	611	76.04
New Jersey	31	5,976,760	3.08	192,799	614	77.44
Other[1]	646	69,312,571	35.74	107,295	607	82.55
TOTAL:	1443	194,063,762	100.00	134,486	609	80.02

1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group II Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	529	57,958,701	29.87	109,563	638	85.55
Equity Refinance	818	123,311,549	63.54	150,748	595	77.22
Rate/Term Refinance	96	12,793,511	6.59	133,266	605	81.89
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

Mortgage Loan Documentation Type of Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	890	114,189,877	58.84	128,303	597	80.08
Limited	74	11,920,746	6.14	161,091	621	73.71
No Income/No Asset	1	99,118	0.05	99,118	612	32.26
No Ratio	1	153,809	0.08	153,809	687	80.00
Stated Income	477	67,700,212	34.89	141,929	627	81.08
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

Occupancy Types of Group II Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	107	13,284,556	6.85	124,155	649	79.35
Primary Residence	1,330	180,319,246	92.92	135,578	606	80.06
Second/Vacation	6	459,959	0.24	76,660	661	81.16
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

Mortgaged Property Types of Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	96	19,789,370	10.20	206,139	635	79.86
Condo Low-Rise (less than 5 stories)	99	11,170,488	5.76	112,833	618	80.40
Planned Unit Developments (attached)	137	17,547,358	9.04	128,083	608	81.79
Single-family detached	1,111	145,556,546	75.00	131,014	604	79.79
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

Prepayment Penalty Terms of Group II Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	409	41,634,062	21.45	101,795	607	81.12
12 Months	75	13,438,108	6.92	179,175	616	81.21
24 Months	744	111,218,913	57.31	149,488	606	80.57
36 Months	213	27,496,543	14.17	129,092	617	75.51
60 Months	2	276,135	0.14	138,068	664	82.41
TOTAL:	1,443	194,063,762	100.00	134,486	609	80.02

GROUP III: MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$194,138,845		
Number of Loans	1,322		
Average Current Loan Balance	$146,852	$18,750	$419,688
(1) Original Combined Loan-to-Value Ratio	80.65%	19.49%	100.00%
(1) Mortgage Rate	7.5727%	5.2500%	12.5000%
(1) Net Mortgage Rate	7.0727%	4.7500%	12.0000%
(1) (3) Note Margin	5.9251%	3.0000%	9.7500%
(1) (3) Maximum Mortgage Rate	13.9875%	7.7450%	18.1900%
(1) (3) Minimum Mortgage Rate	7.1008%	3.0000%	11.1900%
(1) (3) Term to Next Rate Adjustment Rate (months)	23	4	57
(1) Remaining Term to Stated Maturity (months)	353	118	359
(1) (2) Credit Score	600	491	813

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	80.03%
	Fixed Rate	19.97%
Lien	First	98.95%
	Second	1.05%
Property Type	Two- to four- family units	8.60%
	Condo Low-Rise (less than 5 stories)	7.89%
	Planned Unit Developments (attached)	7.19%
	Single-family detached	75.72%
	Townhouse	0.60%
Geographic Distribution	California	35.44%
	Florida	7.76%
	Illinois	7.58%
	Georgia	6.47%
	Maryland	3.60%
	New York	3.38%
Number of States (including DC)	48	
Documentation Type	Full/Alternative	59.92%
	Limited	8.34%
	No Ratio	0.19%
	Stated Income	30.52%
	Stated Income/Stated Asset	1.03%
Loans with Prepayment Penalties		77.67%

Credit Score Distribution of Group III Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
480 - 499	1	279,200	0.14	279,200	80.00
500 - 519	43	5,602,191	2.89	130,284	72.14
520 - 539	156	21,994,827	11.33	140,992	75.43
540 - 559	166	24,866,089	12.81	149,796	76.98
560 - 579	154	21,876,566	11.27	142,056	80.06
580 - 599	181	26,106,820	13.45	144,237	81.60
600 - 619	171	26,510,406	13.66	155,032	83.55
620 - 639	154	23,590,306	12.15	153,184	83.15
640 - 659	127	18,516,033	9.54	145,796	84.55
660 - 679	83	11,097,494	5.72	133,705	83.14
680 - 699	30	5,254,235	2.71	175,141	85.76
700 - 719	23	3,101,882	1.60	134,864	83.20
720 - 739	12	1,999,092	1.03	166,591	76.31
740 - 759	12	2,140,259	1.10	178,355	75.70
760 - 779	4	539,868	0.28	134,967	77.46
780 - 799	3	339,041	0.17	113,014	73.42
800 - 819	2	324,535	0.17	162,268	63.99
TOTAL:	1,322	194,138,845	100.00	146,852	80.65

Debt-to-Income Ratios of Group III Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	4	371,877	0.19	92,969	580	54.54
5.00% - 9.99%	2	177,959	0.09	88,979	569	62.63
10.00% - 14.99%	8	1,088,184	0.56	136,023	579	77.73
15.00% - 19.99%	31	3,536,226	1.82	114,072	603	73.77
20.00% - 24.99%	72	9,235,780	4.76	128,275	594	78.80
25.00% - 29.99%	112	15,434,551	7.95	137,808	597	80.33
30.00% - 34.99%	194	25,903,113	13.34	133,521	599	79.84
35.00% - 39.99%	202	29,663,860	15.28	146,851	602	80.72
40.00% - 44.99%	251	39,578,806	20.39	157,684	605	82.35
45.00% - 49.99%	348	53,145,098	27.37	152,716	600	82.28
50.00% - 54.99%	96	15,644,170	8.06	162,960	587	76.59
55.00% - 59.99%	2	359,221	0.19	179,611	649	55.21
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

Original Mortgage Loan Principal Balances of Group III Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	398	27,058,332	13.94	67,986	593	79.84
$100,001 - $200,000	632	92,203,024	47.49	145,891	600	79.65
$200,001 - $300,000	248	60,733,361	31.28	244,893	599	81.84
$300,001 - $400,000	43	13,724,440	7.07	319,173	615	83.85
$400,001 - $500,000	1	419,688	0.22	419,688	626	75.00
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

Net Mortgage Rates of Group III Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	2	367,056	0.19	183,528	646	80.00
5.0000% - 5.4999%	49	9,400,734	4.84	191,852	654	74.79
5.5000% - 5.9999%	101	17,002,419	8.76	168,341	624	76.08
6.0000% - 6.4999%	239	40,026,904	20.62	167,477	612	79.45
6.5000% - 6.9999%	203	34,273,803	17.65	168,836	597	81.16
7.0000% - 7.4999%	216	32,594,176	16.79	150,899	595	82.52
7.5000% - 7.9999%	176	24,631,291	12.69	139,951	582	82.44
8.0000% - 8.4999%	152	20,354,662	10.48	133,912	585	84.58
8.5000% - 8.9999%	66	7,003,917	3.61	106,120	570	80.67
9.0000% - 9.4999%	39	3,699,121	1.91	94,849	565	76.21
9.5000% - 9.9999%	43	2,061,979	1.06	47,953	596	88.70
10.0000% - 10.4999%	23	1,694,493	0.87	73,674	568	76.15
10.5000% - 10.9999%	6	432,358	0.22	72,060	557	70.18
11.0000% - 11.4999%	6	507,100	0.26	84,517	530	63.06
12.0000% - 12.4999%	1	88,830	0.05	88,830	506	70.00
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

Mortgage Rates of Group III Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	2	367,056	0.19	183,528	646	80.00
5.5000% - 5.9999%	49	9,400,734	4.84	191,852	654	74.79
6.0000% - 6.4999%	101	17,002,419	8.76	168,341	624	76.08
6.5000% - 6.9999%	239	40,026,904	20.62	167,477	612	79.45
7.0000% - 7.4999%	203	34,273,803	17.65	168,836	597	81.16
7.5000% - 7.9999%	216	32,594,176	16.79	150,899	595	82.52
8.0000% - 8.4999%	176	24,631,291	12.69	139,951	582	82.44
8.5000% - 8.9999%	152	20,354,662	10.48	133,912	585	84.58
9.0000% - 9.4999%	66	7,003,917	3.61	106,120	570	80.67
9.5000% - 9.9999%	39	3,699,121	1.91	94,849	565	76.21
10.0000% - 10.4999%	43	2,061,979	1.06	47,953	596	88.70
10.5000% - 10.9999%	23	1,694,493	0.87	73,674	568	76.15
11.0000% - 11.4999%	6	432,358	0.22	72,060	557	70.18
11.5000% - 11.9999%	6	507,100	0.26	84,517	530	63.06
12.5000% - 12.9999%	1	88,830	0.05	88,830	506	70.00
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

Original Combined Loan-to-Value Ratios of Group III Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.00% - 19.99%	1	0.01	20,776	20,776	532
25.00% - 29.99%	4	0.26	498,420	124,605	557
30.00% - 34.99%	4	0.21	402,414	100,604	603
35.00% - 39.99%	9	0.45	864,977	96,109	609
40.00% - 44.99%	14	0.74	1,434,344	102,453	600
45.00% - 49.99%	20	1.19	2,316,020	115,801	570
50.00% - 54.99%	22	1.45	2,813,794	127,900	590
55.00% - 59.99%	24	1.73	3,365,354	140,223	601
60.00% - 64.99%	41	3.18	6,182,246	150,786	584
65.00% - 69.99%	55	4.32	8,383,205	152,422	578
70.00% - 74.99%	101	8.67	16,831,191	166,645	584
75.00% - 79.99%	132	10.79	20,954,929	158,749	582
80.00% - 84.99%	284	22.27	43,235,805	152,239	606
85.00% - 89.99%	219	17.40	33,785,485	154,272	592
90.00% - 94.99%	234	18.58	36,072,637	154,157	614
95.00% - 99.99%	67	5.05	9,806,987	146,373	630
100.00% - 104.99%	91	3.69	7,170,259	78,794	628
TOTAL:	1,322	100.00	194,138,845	146,852	600

Geographic Distribution of Mortgaged Properties of Group III Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	363	68,810,544	35.44	189,561	603	78.35
Florida	118	15,069,688	7.76	127,709	604	84.12
Illinois	96	14,710,047	7.58	153,230	600	81.07
Georgia	93	12,561,641	6.47	135,071	628	89.63
Maryland	41	6,985,054	3.60	170,367	588	79.19
New York	34	6,557,336	3.38	192,863	579	77.29
Other[1]	577	69,444,534	35.80	120,354	593	80.92
TOTAL:	1322	194,138,845	100.00	146,852	600	80.65

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group III Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	297	38,569,391	19.87	129,863	630	86.74
Equity Refinance	897	137,505,966	70.83	153,295	591	78.74
Rate/Term Refinance	128	18,063,488	9.30	141,121	599	82.14
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

Mortgage Loan Documentation Type of Group III Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	829	116,319,197	59.92	140,313	590	80.76
Limited	99	16,196,885	8.34	163,605	614	76.30
No Ratio	4	371,877	0.19	92,969	580	54.54
Stated Income	375	59,257,337	30.52	158,020	613	81.57
Stated Income/Stated Asset	15	1,993,548	1.03	132,903	626	86.94
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

Occupancy Types of Group III Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	112	14,531,854	7.49	129,749	631	79.92
Primary Residence	1,204	179,016,897	92.21	148,685	597	80.75
Second/Vacation	6	590,094	0.30	98,349	642	68.76
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

Mortgaged Property Types of Group III Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	88	16,686,848	8.60	189,623	614	80.41
Condo Low-Rise (less than 5 stories)	115	15,324,693	7.89	133,258	608	81.75
Planned Unit Developments (attached)	94	13,951,461	7.19	148,420	584	82.96
Single-family detached	1,017	147,010,746	75.72	144,553	598	80.41
Townhouse	8	1,165,097	0.60	145,637	607	72.50
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

Prepayment Penalty Terms of Group III Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	340	43,350,945	22.33	127,503	595	81.24
12 Months	52	9,430,773	4.86	181,361	613	78.76
24 Months	671	104,491,629	53.82	155,725	596	81.18
36 Months	259	36,865,497	18.99	142,338	611	78.94
TOTAL:	1,322	194,138,845	100.00	146,852	600	80.65

BS0104-CLOSE

Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: A1 (A1)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	11.515	1.791	1.271	.999	.832	.718	.636	.573	Avg. Life
	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	Prin. Start Date
	4/25/2022	9/25/2007	7/25/2006	12/25/2005	8/25/2005	5/25/2005	2/25/2005	1/25/2005	Prin. End Date
100.000000	1.323	1.322	1.322	1.323	1.322	1.323	1.324	1.323	Yield
	10.488	1.753	1.250	.985	.821	.710	.629	.567	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BEST AVAILABLE COPY

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: A2 (A2)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	23.460	9.071	6.323	4.623	3.349	1.971	1.661	1.424	Avg. Life
	4/25/2022	9/25/2007	7/25/2006	12/25/2005	8/25/2005	5/25/2005	2/25/2005	1/25/2005	Prin. Start Date
	2/25/2033	6/25/2028	9/25/2022	6/25/2018	5/25/2015	10/25/2006	5/25/2006	12/25/2005	Prin. End Date
100.000000	1.783	1.845	1.863	1.877	1.896	1.781	1.781	1.782	Yield
	18.978	8.141	5.831	4.335	3.179	1.919	1.622	1.394	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: A3 (A3)

Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	17.700	4.528	3.122	2.283	1.650	1.216	1.045	.915	Avg. Life
	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	Prin. Start Date
	10/25/2033	7/25/2027	8/25/2021	6/25/2017	3/25/2014	10/25/2006	4/25/2006	12/25/2005	Prin. End Date
100.000000	1.446	1.462	1.465	1.466	1.465	1.445	1.445	1.445	Yield
	15.197	4.235	2.975	2.199	1.606	1.195	1.028	.902	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE

Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: A4 (A4)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	17.700	4.528	3.122	2.283	1.650	1.216	1.045	.915	Avg. Life
	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	Prin. Start Date
	10/25/2033	7/25/2027	8/25/2021	6/25/2017	3/25/2014	10/25/2006	4/25/2006	12/25/2005	Prin. End Date
100.000000	1.579	1.601	1.605	1.607	1.606	1.578	1.578	1.578	Yield
	14.994	4.211	2.963	2.193	1.602	1.193	1.027	.900	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: A5 (A5)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	18.072	4.403	3.019	2.194	1.570	1.197	1.029	.901	Avg. Life
	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	2/25/2004	Prin. Start Date
	10/25/2033	9/25/2026	7/25/2020	4/25/2016	10/25/2012	9/25/2006	4/25/2006	12/25/2005	Prin. End Date
100.000000	1.446	1.460	1.461	1.461	1.459	1.445	1.445	1.445	Yield
	15.469	4.127	2.882	2.119	1.531	1.176	1.012	.888	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: M1 (M1)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	25.480	9.064	6.229	5.048	5.022	4.792	2.526	2.122	Avg. Life
	11/25/2024	2/25/2008	3/25/2007	7/25/2007	1/25/2008	10/25/2006	5/25/2006	12/25/2005	Prin. Start Date
	9/25/2033	9/25/2025	10/25/2019	1/25/2016	6/25/2013	3/25/2013	11/25/2006	5/25/2006	Prin. End Date
100.000000	1.784	1.806	1.810	1.810	1.807	1.872	1.781	1.782	Yield
	20.299	8.173	5.779	4.759	4.757	4.523	2.450	2.066	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: M2 (M2)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	25.474	9.000	6.174	4.854	4.356	4.527	4.443	2.576	Avg. Life
	11/25/2024	2/25/2008	2/25/2007	4/25/2007	7/25/2007	11/25/2007	11/25/2006	5/25/2006	Prin. Start Date
	8/25/2033	3/25/2024	8/25/2018	12/25/2014	7/25/2012	11/25/2010	7/25/2011	11/25/2006	Prin. End Date
100.000000	2.451	2.489	2.497	2.498	2.491	2.535	2.639	2.449	Yield
	18.740	7.840	5.586	4.490	4.074	4.233	4.136	2.469	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: M3 (M3)

Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	25.465	8.914	6.100	4.741	4.134	3.965	4.300	3.784	Avg. Life
	11/25/2024	2/25/2008	2/25/2007	4/25/2007	6/25/2007	8/25/2007	1/25/2008	11/25/2006	Prin. Start Date
	5/25/2033	3/25/2022	12/25/2016	8/25/2013	7/25/2011	1/25/2010	12/25/2008	4/25/2010	Prin. End Date
100.000000	2.656	2.694	2.703	2.704	2.698	2.693	2.834	2.854	Yield
	18.290	7.700	5.487	4.367	3.856	3.715	4.009	3.535	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: M4 (M4)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	25.454	8.841	6.043	4.683	4.040	3.808	3.917	4.782	Avg. Life
	11/25/2024	2/25/2008	2/25/2007	3/25/2007	5/25/2007	7/25/2007	10/25/2007	5/25/2008	Prin. Start Date
	4/25/2033	3/25/2021	2/25/2016	1/25/2013	1/25/2011	8/25/2009	8/25/2008	5/25/2009	Prin. End Date
100.000000	2.913	2.952	2.961	2.962	2.956	2.951	3.057	3.277	Yield
	17.750	7.552	5.393	4.286	3.749	3.555	3.651	4.385	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: M5 (M5)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	0%	0%	0%	0%	0%	0%	0%	0%	CALL
	25.434	8.731	5.960	4.606	3.947	3.663	3.662	4.043	Avg. Life
	11/25/2024	2/25/2008	2/25/2007	3/25/2007	4/25/2007	5/25/2007	7/25/2007	11/25/2007	Prin. Start Date
	2/25/2033	3/25/2020	5/25/2015	6/25/2012	8/25/2010	4/25/2009	5/25/2008	5/25/2008	Prin. End Date
100.000000	3.169	3.205	3.214	3.215	3.209	3.206	3.278	3.482	Yield
	17.227	7.384	5.282	4.192	3.646	3.407	3.407	3.730	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR

BS0104-CLOSE
Sensitivity

Settle Date: 1/30/2004 US Treasury Curve Date: 1/13/2004

Tranche: M6 (M6)									
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**Scenario6**	**Scenario7**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.20100	**1.20100**	**1.20100**	**1.20100**	**1.20100**	**1.20100**	**1.20100**	**1.20100**	**1YR_TRES**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**Scenario6**	**Scenario7**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	0%	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**CALL**
	25.384	**8.559**	**5.813**	**4.485**	**3.823**	**3.519**	**3.439**	**3.610**	**Avg. Life**
	11/25/2024	**2/25/2008**	**2/25/2007**	**2/25/2007**	**3/25/2007**	**4/25/2007**	**5/25/2007**	**7/25/2007**	**Prin. Start Date**
	10/25/2032	**10/25/2018**	**4/25/2014**	**8/25/2011**	**12/25/2009**	**10/25/2008**	**12/25/2007**	**11/25/2007**	**Prin. End Date**
84.244475	6.529	7.960	8.954	9.838	10.477	10.848	11.019	11.141	Yield
	12.686	6.175	4.527	3.665	3.222	3.016	2.961	3.088	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0104-CLOSE-G01 : Prepay:.00% CPR
G:BS0104-CLOSE-G03 : Prepay:.00% CPR
G:BS0104-CLOSE-G04 : Prepay:.00% CPR
G:BS0104-CLOSE-G06 : Prepay:.00% CPR
G:BS0104-CLOSE-G07 : Prepay:.00% CPR
G:BS0104-CLOSE-G09 : Prepay:.00% CPR
G:BS0104-CLOSE-G2A : Prepay:.00% CPR
G:BS0104-CLOSE-G2B : Prepay:.00% CPR
G:BS0104-CLOSE-G5A : Prepay:.00% CPR
G:BS0104-CLOSE-G5B : Prepay:.00% CPR
G:BS0104-CLOSE-G8A : Prepay:.00% CPR
G:BS0104-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:BS0104-CLOSE-G01 : Prepay:P50 ACPR
G:BS0104-CLOSE-G03 : Prepay:P50 ACPR
G:BS0104-CLOSE-G04 : Prepay:P50 ACPR
G:BS0104-CLOSE-G06 : Prepay:P50 ACPR
G:BS0104-CLOSE-G07 : Prepay:P50 ACPR